LAW OFFICES
of
DAN BRECHER

99 Park Avenue, 16th Floor
New York, New York 10016
(212) 286-0747
Fax:  (212) 808-4155

April 20, 2010

VIA EDGAR
Chief, Office of Information Technology
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Company Name:	Media Sciences International, Inc.
CIK:	0001024022
Accession Number:	0001070188-10-000027
Submission Type:	Form S-3/A
Filing Date:	April 20, 2010
File No.:	333-166007
Request for Post-Acceptance Correction

Dear Sirs and Madams:

We represent Media Sciences International, Inc. (the “Company”).  On behalf of the Company, we submit this letter to request a post-acceptance correction to the Company’s filing of Amendment No. 1 to the Company’s Registration Statement on Form S-3 (“Form S-3/A”).  The Accession Number for the filing is 0001070188-10-000027.  The above-referenced submission was filed as a “S-3/A” Submission Type, and the email acceptance notification for the filing indicates the acceptance of a “S-3/A” submission; however, the filing is appearing on the Edgar system as a “S-1/A” filing instead of a “S-3/A” filing.  Accordingly, it is requested that a post-acceptance correction be made to change the incorrect display on the Edgar system of a “S-1/A” form type to the correct display of a “S-3/A” form type.

If you require additional information, please contact the undersigned or my associate, Kenneth Oh.  Our telephone number is 212-286-0747 and our facsimile number is 212-808-4155.

Very truly yours,

/s/ Dan Brecher
Dan Brecher

cc:           Kevan Bloomgren, CFO
cfitedgar@sec.gov (via email)